Mail Stop 3561

March 21, 2008

Mr. Richard Rotman
Chief Financial Officer
Paid, Inc.
4 Brussels Street
Worcester, Massachusetts 01610

      Re: Paid, Inc.
            Form 10-KSB for the Fiscal Year Ended December 31, 2006
            Filed April 4, 2007
            File No. 0-28720

Dear Mr. Rotman:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                  Sincerely,

                  Jim Allegretto
                  Senior Assistant Chief Accountant